Exhibit 21.1

List of Subsidiaries

Name	Jurisdiction of Incorporation or Organization
Duoyuan Digital Press Technology Industries (China) Co., Ltd.	PRC
Langfang Duoyuan Digital Technology Co., Ltd.	PRC
Hunan Duoyuan Printing Machinery Co., Ltd.	PRC